Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION

Cymer (Barbados) Ltd.	Barbados

Cymer B.V.	Netherlands

Cymer International, Ltd.	Barbados

Cymer Japan, Inc.	Japan

Cymer Korea, Inc.	Korea

Cymer Singapore Pte Ltd.	Singapore

Cymer Southeast Asia, Ltd.	Taiwan

Cymer Semiconductor Equipment (Shanghai) Co., Ltd	the People’s Republic of China